FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME

(Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes      No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes      No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes      No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES 2003 THIRD QUARTER AND NINE MONTHS RESULTS ”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: November 10, 2003	By:	/s/ Agustin Garcia Mansilla

Name: Agustin Garcia Mansilla Title: Chief Executive Officer

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4321-2744
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
2003 THIRD QUARTER AND NINE MONTHS RESULTS

LUXEMBOURG — NOVEMBER 10, 2003 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) today announced its results for the three and nine months ended September 30, 2003.

Results for the first nine months of 2003 consolidate the operations of Companhia de Bebidas das Américas (“AmBev”)’s Southern Cone Assets (“ASCA”) for eight months, following the closing of the strategic alliance between AmBev and Quinsa on January 31, 2003. Thus, AmBev’s beverage operations in Argentina, Paraguay and Uruguay have been consolidated as of that date.

As a result of this consolidation, and in an effort to align both companies’ accounting procedures, Quinsa has changed its method for allocating fixed costs and expenses to interim periods throughout the year. Whereas in previous years Quinsa allocated these according to projected volumes for each of the quarters, as of this year fixed costs and expenses are reflected as they are actually incurred. All comparisons with the third quarter and first nine months of 2002 will be made on a same-method basis, i.e. restating last year’s figures to reflect the same method used this year, thus allowing for homogenous comparisons.

Highlights for the Third Quarter 2003

•	EBITDA increased to US$ 42.9 million from US$ 16.6 million a year earlier, while EBITDA margin reached 31.8%, the highest for any third quarter since the Company’s stock began trading on the New York Stock Exchange

•	Beer sales volumes increased 31% to 2.9 million hectoliters

•	Soft drink sales volumes increased 10% to 1.3 million hectoliters

•	Net debt decreased US$68.1 million to US$177.3 million, from September 2002

•	Net profit (loss) after tax improved to a loss of US$ 3.5 million, or a negative US$ 0.027 per share, compared to a loss of US$ 23.1 million, or a negative US$ 0.219 per share for the third quarter 2002

Quilmes Industrial (Quinsa) S.A.
Page Two — November 10, 2003

Financial Review — third quarter 2003

Beer volume sales increased to 2,930,000 hectoliters from 2,237,000 hectoliters a year earlier, principally due to strong improvements in Argentina, where the market continued its recovery after an extremely poor 2002, and to the addition of volume from AmBev’s former southern cone operations. Volumes for soft drinks increased 10% to 1,346,000 hectoliters, also reflecting a recovery of the Argentine market.

Net sales increased approximately 56% to US$ 135.3 million from US$ 86.5 million a year earlier. This was principally the result of higher nominal average pricing in Argentina, higher market volumes, the addition of volume from the former AmBev operations and an appreciation of the Argentine peso and the Paraguayan guaraní, relative to the U.S. dollar. The following two tables show a breakdown of domestic volume sales and revenues by business:

Domestic volume breakdown (thousands of hectoliters)

	Three months to		Nine months to

	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Argentina beer	1,978	1,387	6,595	4,952
Argentina CSD, and other beverages	1,311	1,183	4,089	3,788
Bolivia	456	419	1,255	1,145
Chile	74	85	301	291
Paraguay beer	340	302	1,063	985
Uruguay beer	74	39	242	158
Uruguay (CSD&W)	35	45	114	183
Exports & other, net	8	5	30	21
TOTAL	4,276	3,465	13,689	11,523

Quilmes Industrial (Quinsa) S.A.
Page Three — November 10, 2003

Revenues breakdown (millions of dollars)

	Three months to		Nine months to

	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Argentina beer	57.3	28.5	173.0	114.6
Argentina CSD, and other beverages	31.6	20.1	94.5	75.4
Bolivia	22.9	21.8	63.3	60.9
Chile	3.9	4.2	15.0	15.2
Paraguay beer	15.9	11.2	45.7	43.3
Uruguay beer	3.4	1.7	10.6	9.3
Uruguay (CSD&W)	1.3	1.4	4.0	7.4
Other (net)	-1.0	-2.4	-2.0	-1.1
TOTAL	135.3	86.5	404.1	325.0

Gross profit increased to US$ 65.0 million from US$ 25.9 million a year earlier. Despite the higher volume sales, production costs increased less than revenues, principally due to price actions and to a determined control on costs. In fact, excluding raw materials, production costs actually declined slightly compared to the third quarter of last year even though 2003 figures include AmBev’s former operations. These factors also had a positive effect on the gross margin, that increased by more than 18 percentage points to reach 48.0%.

Selling and marketing expenses increased to US$ 33.5 million from US$ 24.5 million in 2002, principally as a result of higher advertising and promotion expenses, particularly for the Argentine beer business, an appreciation of the Argentine peso and higher costs of freight and personnel resulting from the addition of AmBev’s businesses and the extension of direct sales.

Administrative and general expenses increased slightly from US$ 8.8 million in 2002 to US$ 9.3 million this year, principally as a result of the appreciation of local currencies.

As a result of these variations, operating profit for the third quarter 2003 was US$ 22.2 million, a large improvement on the US$ 7.4 million loss for the same quarter last year. EBITDA more than doubled to US$ 42.9 million from US$ 16.6 million in 2002, as a result of higher volumes and prices, lower industrial and labor costs and the appreciation of the Argentine peso.

The Company has not seen its cost of debt increase significantly. The increase in net interest expense to US$ 11.0 million from US$ 6.7 million a year earlier reflects adjustments made during the quarter to the value of certain Argentine government bonds the Company held, for a total charge of US$ 4.5 million.

Quilmes Industrial (Quinsa) S.A.
Page Four — November 10, 2003

The translation effect on the Company’s balance sheet for the third quarter 2003 was a loss of US$ 1.9 million, due to a small devaluation of the Argentine peso since June 2003, compared to a charge of US$ 0.2 million last year.

Other expense (net) increased to US$ 7.0 million from US$ 3.8 million in 2002, principally due to the sale of certain fixed assets and to the impairment of non-productive assets in Argentina.

Consolidated loss for the third quarter 2003 was US$ 3.5 million, or a negative US$ 0.027 per share, compared to a loss of US$ 23.1 million, or a negative US$ 0.219 per share for the third quarter 2002.

Total shareholders’ equity and minority interest increased to US$ 804.9 million as of September 30, 2003 from US$ 766.3 million as of September 30, 2002. The Company’s net debt position — total bank debt net of cash and cash equivalents - was US$ 177.3 million, compared to US$ 245.4 million a year earlier. Long term debt portion of total bank debt was US$ 290.7 million, compared to US$ 104.9 million last year, reflecting the recent agreement reached by our Argentine subsidiary with all of the creditors for the rescheduling of its debt.

Capital expenditures, excluding acquisitions, reached US$ 9.6 million during the third quarter of 2003, compared to US$ 5.7 million for the same period in 2002. A large part of these investments were related to the acquisition of bottles, crates and pallets, and to information technology.

Financial Review — First Nine Months 2003

For the nine months ended September 30, 2003 beer volumes increased 26% to 9,485,000 hectoliters, reflecting the recovery of the Argentine beer market and the addition of volume from AmBev’s former operations in Argentina, Paraguay and Uruguay. Furthermore, the Company also posted double-digit beer volume growth in Bolivia. Soft drinks volumes increased 6% to 4,203,000 hectoliters as a result of the market recovery in Argentina.

Net sales were US$ 404.1 million compared to US$ 325.0 million for the same period in 2002. This was principally the result of the increase in volumes and of higher prices in Argentina.

Gross profit for the first nine months of 2003 was US$ 178.8 million, compared to the US$ 98.4 million reached in the same period of 2002. Of this difference, US$ 17.0 million are the effect of foreign currency variations on inventory. In addition to that effect, fixed costs as a whole declined 6% despite the absorption of AmBev’s businesses.

Selling and marketing expenses increased 13% reflecting higher costs of freight and labor, owing to the addition of AmBev’s operations. Advertising and promotion expenses increased 11%, although measured as a percentage of sales, they were a full percentage point lower than last year. Administrative expenses actually declined 4%, principally due to lower personnel expenses. Thus, operating profit for the first nine months of 2003 was US$ 52.4 million, compared to a loss of US$ 17.9 million in 2002.

Quilmes Industrial (Quinsa) S.A.
Page Five — November 10, 2003

The translation effect on the Company’s balance sheet for the first nine months of 2003 was a profit of US$ 8.4 million, caused by the appreciation of the local currencies of Argentina, Paraguay and Chile relative to the U.S. dollar since December 2002. For the same period last year, the translation effect was a loss of US$ 19.1 million.

Other expense (net) increased to US$ 21.7 million, principally as a result of severance payments, the sale of certain fixed assets and the impairment of non-productive assets related to the restructuring of the Company’s business following the consolidation of the beer, soft drinks and AmBev businesses in Argentina.

Consolidated loss for the period was US$ 13.6 million, or a negative US$ 0.103 per share, compared to a loss of US$ 76.7 million, or a negative US$ 0.727 per share for the first nine months of 2002.

MARKETS

ARGENTINA:

Beer: Total volume sales, including exports, increased 42.7% to 2.0 million hectoliters. Quinsa’s market share for the first nine months has remained virtually stable at 80.7% on a pro-forma basis. Importantly, our flagship Quilmes Cristal brand has led this improvement, gaining more than 6 points over the last twelve months. As a result of these developments, the Company’s combined share of value has increased slightly to 81.9%, despite the fact that as of June 2003 we no longer sell Heineken.

Net revenues increased to US$ 57.3 million for the third quarter this year compared to US$ 28.5 million last year. This improvement was the result of price actions introduced in March and in September 2003 for more than 20% in total, a better mix of sales in terms of brands, an appreciation of the peso relative to the U.S. dollar of approximately 20%, and also the increase in volumes sold. Pricing reached US$ 27.6 per hectoliter on average during the third quarter, although in September it reached US$ 29.1 per hectoliter. This compares with US$ 26.9 and US$ 19.1 for the second quarter 2003 and the third quarter 2002, respectively.

The Company has continued to focus on the restructuring of its business, particularly in terms of its sales and distribution network. Most direct sales centers are already housing the sales teams for the full range of our products, while joint warehousing is also largely underway. We have continued to work on the redefinition of an enlarged direct sales operation, and have completed the reduction in the number of our logistics operators. The result of these efforts to date is very satisfactory. Despite the major disruptions this process can cause in our established distribution network, Quinsa has not lost market share beyond the natural loss of the Heineken brand.

The tapping of synergies has continued according to plan, and the majority of those identified have already been implemented. The Company was, however, able to successfully renegotiate supply contracts with some of its main suppliers during the quarter.

Quilmes Industrial (Quinsa) S.A.
Page Six — November 10, 2003

Higher volumes coupled with these efforts led to a 17% decline in the cost of sales per hectoliter compared to the third quarter last year. Further, administrative expenses declined 4 points as a percentage of sales. The combination of these factors allowed the business to post very strong EBITDA growth for the third quarter, reaching US$ 18.6 million compared to US$ 3.9 million last year.

Operating Highlights

	3 Q 2003	3 Q 2002	3 Q 2002	9 mo's '03	9 mo's '02	9 mo's '02
		restated			restated

Total volumes (hectoliters)	1,986,000	1,392,000	1,392,000	6,623,000	4,970,000	4,970,000
Net revenues (US$ mm)	57.3	28.5	28.5	173.0	114.6	114.6
Operating profit (US$ mm)	9.1	(7.8)	(4.2)	25.0	(19.8)	(10.8)
EBITDA (US$ mm)	18.6	3.9	7.3	58.0	16.0	24.3
EBITDA margin	32.4%	13.8%	25.7%	33.5%	14.0%	21.2%

Soft Drinks: Volumes for soft drinks and other beverages increased 11% to 1,311,000 hectoliters, compared to the third quarter last year. Market share declined slightly to approximately 19% for the quarter, principally as a result of our focus on strengthening our presence in the A-brand segment at the expense of the B-brand segment of the market. In fact, our share of the A-brand segment has remained relatively stable at approximately 25%.

In line with our strategy of focusing on the top segment of the market, we have continued to be very active in terms of packaging innovations and product introductions. Thus, for example, we launched Pepsi Twist Light, upgraded and re-launched the Mirinda brand, introduced 8 oz and 500 cc formats for the Paso de los Toros brand and also sponsored the Argentine rugby squad for the recent World Rugby Cup. Other actions taken include the introduction of a new proprietary PET bottle for all brands and the roll-out of the 1.25-litre returnable bottle in the Southern and Central regions of the country. In fact glass returnable bottles have increased their share in our total sales mix by 5 percentage points compared to the third quarter last year.

Net sales increased 57% to US$ 31.6 million, compared to US$ 20.1 million in the third quarter 2002. This was due to the increase in volumes and to higher average prices. Average pricing for the quarter was US$ 24.2 per hectoliter, compared to US$ 23.8 and US$ 17.1 per hectoliter for the second quarter 2003 and the third quarter 2002, respectively. The increase in average prices compared to last year was the result of nominal price increases introduced during the first quarter this year, a better brand mix and the appreciation of the peso relative to the dollar.

Higher pricing and a more favorable sales mix contributed to the improvement in EBITDA, which was US$ 4.6 million this year compared to a negative US$ 0.5 million last year.

Operating Highlights

	3 Q 2003	3 Q 2002	3 Q 2002	9 mo's '03	9 mo's '02	9 mo's '02
		restated			restated

Total volumes (hectoliters)	1,311,000	1,183,000	1,183,000	4,089,000	3,788,000	3,788,000
Net revenues (US$ mm)	31.6	20.1	20.1	94.5	75.4	75.4
Operating profit (US$ mm)	0.4	(4.8)	(5.5)	(2.4)	(17.7)	(18.8)
EBITDA (US$ mm)	4.6	(0.5)	(1.0)	9.8	(5.0)	(5.4)
EBITDA margin	14.6%	(2.4%)	(5.0%)	10.4%	(6.7%)	(7.1%)

Quilmes Industrial (Quinsa) S.A.
Page Seven — November 10, 2003

BOLIVIA:

Domestic volume sales increased 9% during the third quarter 2003, reaching 456,000 hectoliters compared to 419,000 hectoliters for the same period in 2002. Thus, total volume increase for the first nine months was 10%.

A better brand mix and price increases for the non-returnable formats allowed the Company to absorb some of the effects of the local currency devaluation, to the extent that prices in U.S. dollar terms only declined 4%. Net revenues increased 5% to US$ 22.9 million, as a result of the strong performance in terms of volumes that more than compensated for a 6% devaluation of the local currency. The Company continued with its cost reduction program, and headcount was reduced 10% over the past twelve months. Total fixed cash expenses also declined 14% over the same period. Thus, EBITDA increased 16% to US$ 11.7 million, compared to US$ 10.1 million in the third quarter last year.

Operating Highlights

	3 Q 2003	3 Q 2002	3 Q 2002	9 mo's '03	9 mo's '02	9 mo's '02
		restated			restated

Total volumes (hectoliters)	461,000	419,000	419,000	1,263,000	1,147,000	1,147,000
Net revenues (US$ mm)	22.9	21.8	21.8	63.3	60.9	60.9
Operating profit (US$ mm)	8.9	6.9	7.8	23.4	18.4	21.2
EBITDA (US$ mm)	11.7	10.1	11.0	31.5	28.2	31.0
EBITDA margin	50.9%	46.2%	50.4%	49.8%	46.4%	50.9%

CHILE:

Domestic beer volumes in Chile declined 13% to 74,000 hectoliters, compared to the third quarter last year. During June 2003 we stopped selling the Heineken brand, that had accounted for 19% of our volume during the first half of the year. The good performance of our local brands, and in particular of Becker, led to them selling more than 9% more than last year, thus compensating for a large part of the lost volume.

Net sales for the quarter were US$ 3.9 million, compared to US$ 4.2 million last year, since an 8% increase in average pricing was not enough to compensate for the lower volumes sold. EBITDA was a negative US$ 0.3 million for the quarter, virtually unchanged compared to last year despite the loss of the premium brand in our portfolio. This was the result, in part, of reductions in our administrative expenses since many of these functions have started to be centralized in Argentina. In fact, total headcount has been reduced by 13% over the past 12 months.

Quilmes Industrial (Quinsa) S.A.
Page Eight — November 10, 2003

Operating Highlights

	3 Q 2003	3 Q 2002	3 Q 2002	9 mo's '03	9 mo's '02	9 mo's '02
		restated			restated

Total volumes (hectoliters)	74,000	85,000	85,000	301,000	292,000	292,000
Net revenues (US$ mm)	3.9	4.2	4.2	15.0	15.2	15.2
Operating profit (US$ mm)	(1.0)	(1.0)	(0.7)	(2.3)	(2.9)	(2.4)
EBITDA (US$ mm)	(0.3)	(0.2)	0.1	(0.2)	(0.5)	0.0
EBITDA margin	(7.9%)	(5.7%)	2.6%	(1.0%)	(3.4%)	nm

PARAGUAY:

Domestic volumes during the third quarter increased 13% to 340,000 hectoliters, as a result of the addition of AmBev’s former operation. In fact, the Brahma and Ouro Fino brands have expanded their weighted distribution significantly, as they have taken advantage of Quinsa’s distribution network.

The implementation of the synergies that were originally planned is virtually complete. Thus, for example, total headcount has been reduced by 38% on a pro-forma basis. This means that the Company is now managing the combined operations of Quinsa and AmBev with virtually the same people it used to run its business on a stand-alone basis.

Net revenues increased to US$ 15.9 million from US$ 11.2 million in 2002, reflecting an increase in average prices (both in local currency and in dollars) and higher volumes. EBITDA more than doubled for the quarter, compared to last year.

Operating Highlights (beer business)

	3 Q 2003	3 Q 2002	3 Q 2002	9 mo's '03	9 mo's '02	9 mo's '02
		restated			restated

Total volumes (hectoliters)	340,000	302,000	302,000	1,063,000	985,000	985,000
Net revenues (US$ mm)	15.9	11.2 (* )	10.9	45.7	43.3 (* )	42.1
Operating profit (US$ mm)	5.6	1.1	2.4	13.4	9.4	11.4
EBITDA (US$ mm)	8.1	3.6	4.9	20.8	16.9	18.9
EBITDA margin	50.6%	31.8%	45.2%	45.5%	39.0%	44.9%

(*) Differences with previously reported figures stem from a reclassification of certain selling expenses

URUGUAY:

The market seems to have started to recover from the very poor performance of the first quarter this year (-27%). During the third quarter it actually grew 4%, justifying our conservative price policy. Total domestic volume was 74,000 hectoliters, compared to 39,000 hectoliters during the third quarter 2002, as a result of the addition of volumes from AmBev’s former operations. Soft drinks and water volumes continued to decline, totaling 35,000 hectoliters compared to 45,000 hectoliters last year affected in part by the action of B-brands and C-brands.

Quilmes Industrial (Quinsa) S.A.
Page Nine — November 10, 2003

Net revenues increased to US$ 4.7 million compared to US$ 0.7 million last year. It must be noted that revenues for the third quarter last year were affected by a one-time adjustment, whereby the sales of bottles for the year to that date were reversed (bottles are no longer considered inventory). The effect of this adjustment was a charge of US$ 2.5 million. Even after netting this effect out, revenues increased 47% as a result of the increase in volumes and higher average prices. The latter was in turn the result of price increases and a better brand mix of sales, with Pilsen and Patricia increasing their participation in total sales significantly.

A continued focus on costs and the implementation of synergies with AmBev’s former operations has allowed the business to improve EBITDA for the quarter to US$ 0.8 million, compared to last year.

During September 2003 the Company acquired approximately 37% of the capital stock in its Uruguayan subsidiary, FNC, for a cash payment of US$ 7.2 million. Thus, our ownership in FNC is now approximately 97%.

Operating Highlights

	3 Q 2003	3 Q 2002	3 Q 2002	9 mo's '03	9 mo's '02	9 mo's '02
		restated			restated

Total vol. (beer, hltrs)	74,000	40,000	40,000	243,000	163,000	163,000
Total vol. (CSD&W, hltrs)	35,000	45,000	45,000	114,000	183,000	183,000
Net revenues (US$ mm)	4.7	0.7	0.7	14.6	16.7	16.7
Operating profit (US$ mm)	(0.1)	(0.8)	0.6	(2.5)	(2.6)	(0.7)
EBITDA (US$ mm)	0.8	0.4	1.8	0.6	0.4	2.3
EBITDA margin	17.8%	nm	nm	4.4%	2.2%	13.5%

OTHER MATTERS

Share buy-back program: The Company’s Board of Directors has authorized Quinsa to make open market purchases of its American Depositary Shares (“ADS”) each of which represent 2 Class B shares. Based on the market price of Quinsa’s ADSs on November 6, 2003, the program authorized by the Board of Directors would allow Quinsa to purchase up to approximately 1,304,000 ADSs (or 3.8% of Quinsa’s net outstanding Class B shares). The actual number of ADSs purchased by Quinsa will depend on the prices at which the purchases are made. Quinsa’s capital stock (net of Treasury Stock) currently consists of 68,007,005 Class B shares and 635,563,792 Class A shares. The Company expects the purchases to be made from time to time, subject to market conditions. Quinsa’s management has stated that the repurchase program reflects the board’s belief that, at current prices, the shares represent an attractive investment for the company and its shareholders.

Furthermore, the Company has continued to purchase its Class A shares through the Luxembourg Stock Exchange, pursuant to the authorization approved at the Annual General Shareholders’ Meeting held on June 27, 2003.

The balance of the Company’s own shares held in Treasury as of this date is the following:

Class A shares	1,539,708
Class B shares	2,821,648

Quilmes Industrial (Quinsa) S.A.
Page Ten — November 10, 2003

Debt restructuring: The Company has formally completed the rescheduling of it outstanding debt with all of its creditor banks. The general terms and conditions are those described in our second quarter earnings release, dated August 11, 2003.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company which controls 87.6 percent of Quilmes International (Bermuda) (“QIB”). The remaining stake had been owned, by Heineken International Beheer B.V. (“Heineken”) until it sold its participation in QIB in January 2003. This is now held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas — AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.quinsa.com

- Statistical Tables Follow -

Quilmes Industrial (Quinsa) S.A.
Page Eleven — November 10, 2003

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT
(US dollars in millions, except per share amounts

	Three months ended September 30th,			Nine months ended September 30th,

	2003	2002	2002	2003	2002	2002
		restated(#)			restated(#)

Sales	140.8	90.0	89.7	419.9	338.7	337.5
Taxes	(5.5)	(3.5)	(3.5)	(15.8)	(13.7)	(13.7)
Net sales	135.3	86.5	86.2	404.1	325.0	323.8
Cost of goods sold	(70.3)	(60.6)	(58.0)	(225.3)	(226.6)	(220.6)
Gross profit	65.0	25.9	28.2	178.8	98.4	103.2
Gross Margin (%)	48.0%	29.9%	32.7%	44.2%	30.3%	31.9%
Selling and marketing expenses	(33.5)	(24.5)	(20.8)	(98.3)	(87.1)	(78.0)
% of sales	-24.7%	-28.4%	-24.1%	-24.3%	-26.8%	-24.1%
Administrative and general expenses	(9.3)	(8.8)	(7.7)	(28.1)	(29.2)	(28.2)
% of sales	-6.9%	-10.1%	-8.9%	-6.9%	-9.0%	-8.7%
Operating profit before interest, other income, expenses and taxes	22.2	(7.4)	(0.3)	52.4	(17.9)	(3.0)
% of sales	16.4%	-8.6%	-0.3%	13.0%	-5.5%	-0.9%
Interest income	4.7	1.2	1.2	10.4	5.1	5.1
Interest expenses	(15.7)	(7.9)	(7.9)	(31.7)	(23.4)	(23.4)
Goodwill amortisation	(5.6)	(5.4)	(5.4)	(15.3)	(16.3)	(16.3)
Translation expenses	(1.9)	(0.2)	(0.2)	8.4	(19.1)	(19.1)
Other expenses (net)	(7.0)	(3.8)	(3.8)	(21.7)	(9.3)	(9.3)
Earnings before taxes and minority int	(3.3)	(23.5)	(16.4)	2.5	(80.9)	(66.0)
% of sales	-2.5%	-27.2%	-19.1%	0.6%	-24.9%	-20.4%
Income taxes	1.1	(1.2)	(1.2)	(14.6)	(3.4)	(3.4)
Minority interest	(1.3)	1.6	0.6	(1.5)	7.6	5.4
Net income	(3.5)	(23.1)	(17.0)	(13.6)	(76.7)	(64.0)
% of sales	-2.6%	-26.6%	-19.7%	-3.4%	-23.6%	-19.8%
Net income (loss) per share (*)	(0.027)	(0.219)	(0.161)	(0.103)	(0.727)	(0.607)
Net income (loss) per ADR (*)	(0.053)	(0.438)	(0.322)	(0.207)	(1.454)	(1.213)
Depreciation	20.7	24.0	24.0	66.7	71.8	71.8
EBITDA	42.9	16.6	23.7	119.2	53.9	68.8
% of sales	31.8%	19.2%	27.5%	29.5%	16.6%	21.2%

(*)	Net income per share has been calculated on the basis of Actual Shares Outstanding at the end of each relevant period, net of shares repurchased by the Company. Actual Shares Outstanding are the sum of: (i) all Class B shares, and (ii) all Class A shares divided by ten, reflecting this Class’ claim on dividends and assets with respect to the Class B shares. As calculated in this way, the number of net shares outstanding were 131,570,078 and 105,482,825 as of September 30, 2003 and September 30, 2002, respectively. Net income per ADR is calculated on the basis of two net shares outstanding per ADR.

(#)	The restatement of figures for 2002 involves: (i) the reclassification of certain selling expenses by our Paraguayan beer business, and (ii) a change in the fixed costs-allocation method followed by the Company; as of January 2003, fixed costs are reflected as incurred, while prior to that they had been allocated according to projected volume sales for the year.

Quilmes Industrial (Quinsa) S.A.
Page Twelve — November 10, 2003

Quilmes Industrial (Quinsa) S.A.
UNAUDITED GEOGRAPHIC INFORMATION — SUMMARY
(U. S. Dollars in millions)

	Three months ended		Nine months ended
	September 30th,		September 30th,

	2003	2002	2003	2002

NET SALES
Argentina (beer)	57.3	28.5	173.0	114.6
Argentina (CSD & other)	31.6	20.1	94.5	75.4
Bolivia	22.9	21.8	63.3	60.9
Chile	3.9	4.2	15.0	15.2
Paraguay (beer & other)	16.5	11.9	47.6	45.0
Uruguay	4.7	0.7	14.6	16.7
Interarea sales	(1.6)	(0.7)	(3.9)	(2.8)

Total	135.3	86.5	404.1	325.0

	Three months ended		Nine months ended
	September 30th,		September 30th,

	2003	2002	2003	2002

EBITDA
Argentina (beer)	18.6	3.9	58.0	16.0
Argentina (CSD & other)	4.6	(0.5)	9.8	(5.0)
Bolivia	11.7	10.1	31.5	28.2
Chile	(0.3)	(0.2)	(0.2)	(0.5)
Paraguay (beer & other)	8.2	4.0	20.9	17.3
Uruguay	0.8	0.4	0.6	0.4
Holding companies’ expenses and consolidation adjustments	(0.7)	(1.1)	(1.4)	(2.5)

Total	42.9	16.6	119.2	53.9

Quilmes Industrial (Quinsa) S.A.
Page Thirteen — November 10, 2003

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED BALANCE SHEET — SUMMARY
(U. S. Dollars in millions)

	As of September 30th,

	2003	2002

ASSETS
Cash, Cash Equivalents and Government Securities	122.2	134.2
Inventories	59.2	84.9
Accounts receivable	24.3	28.0
Other Current Assets	36.5	48.5

Total Current Assets	242.2	295.6
Property, Plant and Equipment, Net	592.6	599.0
Goodwill	321.4	331.0
Long-term cash investments	52.0	0.0
Other Assets	138.3	67.4

Total Assets	1,346.5	1,293.0
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Bank Debt	60.8	274.7
Long-Term Bank Debt	290.7	104.9
Accounts payable	85.7	60.5
Other Liabilities	104.4	86.6

Total Liabilities	541.6	526.7
Minority Interest	144.2	171.4
Shareholders’ Equity	660.7	594.9

Total Liabilities and Shareholders Equity	1,346.5	1,293.0